EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report – Filing of Motion for Liquidation of Eurocom D.B.S Ltd.

Further to the Company’s immediate report of January 7, 2018 regarding the Company’s demand to Eurocom D.B.S Ltd. (“Eurocom DBS”) to pay the Company, within 21 days, the advance payment on account of the second additional consideration after the targets entitling Eurocom DBS to such consideration were not met, immediate supplementary notification is provided that after Eurocom DBS failed to comply with the demand, on January 31, 2018, the Company filed a motion with the Tel Aviv District Court for an order to liquidate Eurocom DBS for the reason that Eurocom DBS is insolvent and because it is just and equitable to do so.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.